

September 18, 2012

<u>Via U.S. Mail</u>
Robert B. Ladd, CEO
MGT Capital Investments, Inc.
500 Mamaroneck Avenue, Suite 204
Harrison, NY 10528

>   **Re: MGT Capital Investments, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed July 31, 2012**
>   **File No. 333-182298**

Dear Mr. Ladd:

We have reviewed your supplemental response letter dated September 6, 2012 and have the following comment. References to prior comments are those in our letter dated August 13, 2012.

<u>General</u>

1.   We note your response to prior comment 1. Given the number of shares being registered for resale on behalf of Hudson Bay Master Fund in relation to the number of your outstanding shares held by non-affiliates, we believe that the resale by Hudson Bay Master Fund is a primary offering on your behalf. Since you are not eligible to conduct a primary offering on Form S-3 in reliance on General Instruction I.B.1 of Form S-3 because you do not have the requisite public float, and the number of shares you are registering for resale on behalf of Hudson Bay Master Fund exceeds the amount permitted pursuant to General Instruction I.B.6 of Form S-3, you must either reduce the number of shares you are registering on behalf of Hudson Bay Master Fund to one-third of your public float or register the resale of those shares on Form S-1, identify Hudson Bay Master Fund as an underwriter and disclose the price at which it will sell shares of your common stock. Regardless of the option you choose, please include the information about the transaction with Hudson Bay Master Fund that you provide in response to prior comments 2 through 9 in the prospectus.

If you have any questions regarding our comment, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile
        Arthur Marcus, Esq.
        Gersten Savage LLP